CLEARY, GOTTLIEB, STEEN & HAMILTON

ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470
(212) 225-2000
FACSIMILE (212) 225-3999

2000 PENNSYLVANIA AVENUE, N.W.
WASHINGTON, DC 20006-1801

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75008 PARIS

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55 BASINGHALL STREET
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HONG KONG

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CHIYODA-KU, TOKYO 100-0013

Writer's Direct Dial: (212) 225-2570

July 11, 2002

BY HAND

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Filing Desk

Re: Grupo Financiero BBVA Bancomer, S.A. de C.V. (File No. 82-3273); Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of our client, Grupo Financiero BBVA Bancomer, S.A. de C.V. ("GFB"), a foreign private issuer claiming exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Rule"), we are submitting herewith pursuant to sub-paragraph (b)(1)(iii) of the Rule GFB's submission on July 4, 2002 to the Bolsa Mexicana de Valores as required by Mexico's Comisión Nacional Bancaria y de Valores.

Please acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to our messenger.

Very truly yours,

Jaime A. El Koury

dw 7/24

Enclosure

cc: Daniel Rodriguez Duran (w/o enclosures)

Attached is a notice from Grupo Financiero BBVA Bancomer ("GFB") that it has received a report from Goldman Sachs México Casa de Bolsa, S.A. de C. V. in connection with the recent secondary offer of GFB's shares held by the Mexican government providing a break down by range of percentage ownership of the purchasers of said shares.

BBVA Bancomer

Grupo Financiero BBVA Bancomer da aviso de que ha recibido de Goldman Sachs México Casa de Bolsa, S.A. de C.V., informe sobre el resultado de la oferta pública secundaria de venta en México y en el extranjero de acciones serie O de Grupo Financiero BBVA Bancomer, S.A. de C.V., propiedad del Gobierno Federal de los Estados Unidos Mexicanos y el Instituto para la Protección al Ahorro Bancario, de acuerdo a la Circular 11-31 de la Comisión Nacional Bancaria y de Valores, y el cual se menciona a continuación:

"Por medio de la presente, con relación a la oferta pública secundaria de venta en México y en el extranjero de acciones serie O de Grupo Financiero BBVA Bancomer, S.A. de C.V. propiedad del Gobierno Federal de los Estados Unidos Mexicanos y el Instituto para la Protección al Ahorro Bancario y en nuestro carácter de intermediario en la operación en la oferta en México, nos permitimos dar a conocer su resultado conforme al oficio DGA-1004-142004 emitido por la Comisión Nacional Bancaria y de Valores y lo establecido en la Circular 11-31.

Número de adquirentes excluyendo aquéllos que se especifican en la disposición primera, fracción IV, segundo párrafo de la Circular 11-31:

Rangos en porcentaje del Monto adquirido por inversionista	Número de Adquirentes Personas Físicas		Personas Morales		Total Adquirentes	% del monto colocado
	Nac.	Ext.	Nac.	Ext.		
Menos de 1%	745	-	82	51	878	23.44%
De 1% a menos de 3%	6	-	4	15	25	23.29%
De 3% a menos de 5%	-	-	-	3	3	13.10%
De 5% a menos de 7%	-	-	1	2	3	6.20%
De 7% a menos de 10%	-	-	-	1	1	7.23%
10% ó más	-	-	-	-	-	-
Total	751	-	87	72	910	73.26%

Número de adquirentes que se especifican en la disposición primera, fracción IV, segundo párrafo de la Circular 11-31:

Rangos en porcentaje del Monto adquirido por inversionista	Número de Adquirentes Personas Físicas		Personas Morales		Total Adquirentes	% del monto colocado
	Nac.	Ext.	Nac.	Ext.		
Menos de 1%	-	-	-	-	-	-
De 1% a menos de 3%	-	-	-	-	-	-
De 3% a menos de 5%	-	-	-	-	-	-
De 5% a menos de 7%	-	-	-	-	-	-
De 7% a menos de 10%	-	-	-	-	-	-
10% ó más	-	-	-	1	1	26.74%
Total	-	-	-	1	1	26.74%

Posición propia de las casas de bolsa participantes en la oferta pública, cuando ésta excede del 10% del monto total de la oferta:

Rangos en porcentaje del Monto adquirido	Número de casas de bolsa	% del monto colocado
De 10% a menos del 15%	-	-
De 15% a menos de 20%	-	-
20% o más	-	-
Total	-	-

A través de la oferta secundaria de venta se enajenó el 94.2% de la posición del Gobierno Federal de los Estados Unidos Mexicanos y del Instituto para la Protección al Ahorro Bancario en Grupo Financiero BBVA Bancomer, S.A. de C.V., que se colocó entre 911 inversionistas.

Monto total colocado $8,360,835,066

Número de acciones colocadas 1,032,201,860
que incluye ejercicio en el extranjero de opción de sobreasignación respecto de 13,281,220 acciones."